UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act Of 1934


                             Repap Enterprises Inc.
                          ----------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    76026M309
                              -------------------
                                 (CUSIP Number)

Reko Aalto-Setala                                   with copies to:
General Counsel                                     Timothy B. Goodell, Esq.
UPM-Kymmene Corporation                             White & Case LLP
Etelaesplanadi 2                                    1155 Avenue of the Americas
P.O. Box 380                                        New York, NY 10036
FIN-00101 Helsinki, Finland                         (212) 819-8200
358-204-15-111

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 28, 2000
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 76026M309



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         UPM-Kymmene Corporation            I.R.S. Identification No.

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)|_|
                                                                          (b)|_|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Finland

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              155,593,177(1)
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            228,987,702
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            155,593,177(1)
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            None
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         384,580,879(1)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.7%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------


------------------------

(1) The number of shares indicated includes 10 shares owned by Blandin Paper Company, a wholly-owned subsidiary of UPM, but does not include shares which may be held by any of UPM's employee benefits plans.

SCHEDULE 13D

Item 1.   Security and Issuer

          This statement on Schedule 13D relates to the common shares ("Common Shares") of Repap Enterprises Inc., a corporation organized under the laws of Canada ("Repap"), the principal executive offices of which are located at 300 Atlantic Street, Suite 200, Stamford, Connecticut 06901.

Item 2.   Identity and Background

          (a) - (c); (f) This statement on Schedule 13D is being filed by UPM-Kymmene Corporation ("UPM"), a corporation organized under the laws of the Republic of Finland which is one of the world's largest forest product companies and paper producers and which maintains holdings in a number of jurisdictions. The address of UPM's principal place of business is Etelaesplanadi 2, P.O. Box 380, FIN-00101 Helsinki, Finland.

          On August 28, 2000, UPM entered into an Acquisition Agreement (the "Acquisition Agreement") with Repap. Subject to the terms and conditions contained in the Acquisition Agreement, UPM will acquire Repap in a transaction to be effected by the amalgamation of 3796477 Canada Inc. ("Acquireco"), a wholly owned subsidiary of UPM, with Repap in accordance with the Canada Business Corporations Act (the "Amalgamation"). Upon the Amalgamation, Repap's shareholders will receive CAD 0.20 per Common Share. The Acquisition Agreement is incorporated herein by reference and is filed as Exhibit 2 hereto.

          As a condition to UPM's entering into the Acquisition Agreement, and to induce UPM to enter into the Acquisition Agreement, Repap granted UPM an option to purchase from the treasury of Repap, in accordance with the terms of an Option Agreement dated August 28, 2000 (the "Option Agreement"), up to 19.9% of the issued and outstanding Common Shares. The Option Agreement is described in Item 6 below, is incorporated herein by reference and is filed as Exhibit 3 hereto.

          The  transaction  has  been  unanimously  approved  by the  boards  of
directors  of  both  UPM  and  Repap.  In  addition,   two  of  Repap's  largest
shareholders, The Third Avenue Trust ("Third Avenue"), for the Third Avenue Value Fund Series and the Third Avenue Small Cap Value Fund Series and TD Asset Management Inc. ("TD" and together with Third Avenue, the "Supporting Shareholders"), have entered into certain agreements with UPM (the "Letter Agreements") pursuant to which they have agreed, subject to the terms and conditions set forth therein, to support the transaction and vote their combined total of approximately 30.8% of the Common Shares, in favor of the Amalgamation and against any action which would impede the Amalgamation. The Letter Agreements are described in Item 6 below. The Letter Agreement between UPM and Third Avenue is incorporated herein by reference and is filed as Exhibit 4 hereto. The Letter Agreement between UPM and TD is incorporated herein by reference and is attached as Exhibit 5 hereto.

          Attached as Schedule I hereto is a list of the executive officers and directors of UPM, which contains the following information with respect to each such person: (i) name; (ii) business address; and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. All such persons are citizens of the Republic of Finland, except for Carl H. Amon III and Anton Lenstra, who are citizens of the United States and The Netherlands, respectively.

          (d) - (e) During the last five years neither UPM nor to the best of UPM's knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          UPM will use existing working capital to pay to the holders of Common Shares the consideration to which they will be entitled upon the Amalgamation.

Item 4.   Purpose of the Transaction

          The purpose of the transaction described herein is to enable UPM to acquire the entire equity interest in Repap. Upon consummation of the Amalgamation, the common shares of the corporation succeeding Acquireco and Repap ("Amalco") will be wholly owned by UPM.

          Subject to certain matters described below, it is currently expected that, initially following the Amalgamation, the business and operations of Amalco will generally continue as they are currently being conducted. UPM currently intends to cause Amalco's operations to continue to be run and managed initially by, amongst others, Repap's existing executive officers. UPM will continue to evaluate all aspects of the business, operations, capitalization and management of Repap during the pendency of the Amalgamation and after the Amalgamation and will take such further actions as it deems appropriate under the circumstances then existing. UPM intends to seek additional information about Repap during this period. Thereafter, UPM intends to review such information as part of a comprehensive review of Amalco's business, operations, capitalization and management.

          If the Amalgamation is consummated, UPM's interest in Repap's book value and net earnings and in Repap's equity generally will equal 100% and UPM will be entitled to all benefits resulting from such interest, including all income generated by Amalco's operations and any future increase in Amalco's value. Similarly, UPM will also bear the risk of losses generated by Amalco's operations and any future decrease in the value of Amalco after the Amalgamation. Subsequent to the Amalgamation, current holders of the Common Shares will cease to have any equity interest in Repap, will not have the opportunity to participate in the earnings and growth of Amalco after the Amalgamation and will not have any right to vote on corporate matters. Similarly, holders of the Common Shares will not face the risk of losses generated by Amalco's operations or decline in the value of Amalco after the Amalgamation.

          The Common Shares are currently traded on The Toronto Stock Exchange (the "TSE") and are quoted on The Nasdaq Stock Market, Inc. OTC Bulletin Board (the "Nasdaq BB"). Following the consummation of the Amalgamation, the Common Shares will no longer be listed on the TSE or quoted on the Nasdaq BB and the registration of the Common Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act") will be terminated. Accordingly, after the Amalgamation there will be no publicly-traded equity securities of Repap outstanding and Amalco will no longer be required to file periodic reports with the Securities and Exchange Commission.

          UPM may at any time and from time to time acquire additional Common Shares or securities convertible or exchangeable for Common Shares or dispose of Common Shares. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended and the Exchange Act.

          Except as described herein, UPM has no present plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation involving Repap or any of its subsidiaries, or purchase, sale or transfer of a material amount of assets of Repap or any of its subsidiaries or in any other material changes to Repap's capitalization, dividend policy, corporate structure, business or composition of the board of directors of Repap or the management of Repap, except that UPM intends to review the composition of the boards of directors (or similar governing bodies) of Repap and its subsidiaries and to cause the election to such boards of directors (or similar governing bodies) of certain of its representatives following the Amalgamation.

Item 5.   Interest in Securities of the Issuer

          (a) As a result of the Option Agreement, the Letter Agreements and other holdings, UPM may be deemed to be the beneficial owner of 384,580,879 Common Shares, which would represent approximately 51.7% of the Common Shares outstanding (based on 743,960,637 Common Shares outstanding as reported in Repap's Form 10-Q filed on August 4, 2000 and as represented to UPM by Repap in the Acquisition Agreement). UPM, the sole shareholder of Blandin Paper Company ("Blandin"), may be deemed to be the beneficial owner of the 10 Common Shares beneficially owned by Blandin pursuant to Rule 13d-3 of the Exchange Act. Since August 28, 2000 UPM has acquired Common Shares in the open market over the TSE. On August 31, 2000 UPM acquired 5,518,000 Common Shares at a price of CAD 0.1995 per Common Share. On September 1, 2000 UPM acquired 1,584,000 Common Shares at a price of CAD 0.1994 per Common Share. Finally, on September 5, 2000 UPM acquired 443,000 Common Shares at a price of CAD 0.20 per Common Share.

          (b) UPM currently has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of 7,545,010 Common Shares. UPM would have the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, all the Common Shares acquired upon the exercise of the option set forth in the Option Agreement (148,048,167 Common Shares). Pursuant to the Letter Agreements, UPM has shared power to vote all the Common Shares owned by the Supporting Shareholders (228,987,702 Common Shares) in the limited circumstances set forth in the Letter Agreements.

          (c) Except as described herein, neither UPM nor, to the best of UPM's knowledge, any other person referred to in Schedule I attached hereto, beneficially owns or has acquired or disposed of any Common Shares during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Except as described herein, neither UPM nor, to the best of UPM's knowledge, the persons named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Repap, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

          1.   Option Agreement.

          Pursuant to the terms of the Option Agreement, Repap has granted to UPM an irrevocable option (the "Option") to purchase from the treasury of Repap up to the greater of 19.9% of the issued and outstanding Common Shares on the date thereof (currently being 148,048,167 Common Shares) and 19.9% of the issued and outstanding Common Shares on the first date UPM sends a written notice indicating its desire to exercise the Option (in each case the "Option Shares") at a purchase price per Option Share equal to CDN 0.20 in cash per share. At no time, however, shall the number of Common Shares for which the Option is exercisable exceed 19.9% of the issued and outstanding Common Shares at the time of exercise (the aggregate amount being subject to certain anti-dilution adjustments).

          The Option may be exercised upon the occurrence of the following events (each an "Exercise Event"): (i) upon an "Acquisition Proposal" (as defined in the Acquisition Agreement) being made and such Acquisition Proposal being publicly announced or otherwise publicly disclosed by any person other than UPM prior to the special meeting of Repap shareholders, including any adjournment or postponement, thereof, to be called and held to consider the Amalgamation (the "Repap Meeting"); or (ii) if the prospect of there being an Acquisition Proposal has been disclosed to holders of more than 20 percent of the Common Shares or the Preferred Shares, Series C and the Preferred Shares, Series F in the capital of Repap prior to or during the Repap Meeting, Repap shareholder approval of the Amalgamation is not obtained at the Repap Meeting and an Acquisition Proposal is made, publicly announced or otherwise publicly disclosed, prior to the expiration of six months following termination of the Acquisition Agreement.

          The Option Agreement will terminate upon the occurrence of the first of any of the following conditions: (i) the date shown on the certificate of amalgamation to be issued by the Director under the Canada Business Corporations Act giving effect to the Amalgamation (the "Effective Date"); (ii) the date which is six months following termination of the Acquisition Agreement; (iii) the date on which the Option shall have been exercised in full; (iv) the next day preceding the date on which the Acquisition Proposal constituting an Exercise Event is to be consummated; or (v) if the Acquisition Agreement is terminated in circumstances where no "Break Fee" (as defined in the Acquisition Agreement) is payable pursuant to the Acquisition Agreement.

          2.   Letter Agreements with Major Shareholders.

          Under the Letter Agreements, TD and Third Avenue have agreed to support the transaction and vote their total of approximately 30.8% of the Common Shares in favor of approving the Amalgamation. More specifically, TD is providing the support of a total of 106,559,523 Common Shares (equal to approximately 14.3% of the Common Shares) and Third Avenue is providing the support of its 122,428,179 Common Shares (equal to approximately 16.5% of the Common Shares). This support is being granted subject to certain conditions outlined below.

          Pursuant to the Letter Agreements, the Supporting Shareholders agree that, between the date of the Letter Agreements and the earlier of: (a) the date of termination of the Acquisition Agreement in accordance with its terms, (b) the date of termination of the Letter Agreements in accordance with their terms; and (c) the Effective Date of the transaction (such earlier date being the "Expiry Date"), the Supporting Shareholders will not: (i) sell, transfer, gift, assign, pledge, hypothecate, encumber or otherwise dispose of any of their Common Shares or enter into any agreement, arrangement or understanding in connection therewith, without having first obtained the prior written consent of UPM, or (ii) except as contemplated in the Letter Agreements themselves, grant any proxies or powers of attorney, deposit their Common Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Common Shares, without having first obtained the prior written consent of UPM. The Supporting Shareholders agree that, until the Expiry Date, they will not, directly or indirectly, negotiate with, solicit, initiate or encourage submission of proposals or offers from, or provide information to, any other person, entity or group relating to an Acquisition Proposal.

          Pursuant to the Letter Agreements the Supporting Shareholders also agree, until the Expiry Date, to vote (or cause to be voted) all the Common Shares at any meeting of the shareholders of Repap, and in any action by written consent of the shareholders of Repap: (i) in favor of the approval, consent, ratification and adoption of the Amalgamation, (ii) against any action that would impede, interfere or discourage the Amalgamation and against any action that would result in any breach of any representation, warranty or covenant of Repap in the Acquisition Agreement. Upon the written request or direction of UPM, the Supporting Shareholders shall each execute a form of proxy (effective only until the Expiry Date) in respect of any such resolution appointing such person or persons as UPM may request or direct as proxy for such Supporting Shareholders, with full power of substitution, to attend, vote and otherwise act for and on behalf of the Supporting Shareholders in respect of all Common Shares and in respect of all such matters which may come before a meeting of the shareholders of Repap relating to the Amalgamation (other than any change in the terms of the Amalgamation which would decrease the value of the consideration to be received by the Supporting Shareholders) including any action that would impede, interfere or discourage the Amalgamation and the Supporting Shareholders shall not be responsible for the voting under such proxy. The Supporting Shareholders also agree, until the Expiry Date, not to, without the prior written consent of UPM, requisition or join in the requisition of any meeting of the shareholders of Repap for the purpose of considering any resolution with respect to any of the matters referred to above.

          In the event that a "Superior Proposal" (as defined in the Acquisition Agreement) is made, announced or otherwise disclosed to Repap's shareholders on or prior to the Expiry Date, and either (a) the "Match Period" (as defined in the Acquisition Agreement) has expired without UPM having offered to amend the terms of the Acquisition Agreement as contemplated by the Acquisition Agreement; or (b) such Match Period has expired, and the Board of Directors of Repap has rejected an offer made by UPM to amend the terms of the Acquisition Agreement, the Supporting Shareholders shall have the right to terminate the Letter Agreements upon notice to UPM.

Item 7.   Material to be filed as Exhibits

     1. Joint Press Release dated August 29, 2000, issued by UPM-Kymmene Corporation and Repap Enterprises Inc.

     2. Acquisition Agreement dated August 28, 2000, between UPM-Kymmene Corporation and Repap Enterprises Inc.

     3.   Option   Agreement   dated  August  28,  2000,   between   UPM-Kymmene
          Corporation and Repap Enterprises Inc.

     4.   Letter   Agreement   dated  August  28,  2000,   between   UPM-Kymmene
          Corporation and the Third Avenue Trust, for the Third Avenue Value Fund Series and the Third Avenue Small Cap Value Fund Series.

     5.   Letter   Agreement   dated  August  28,  2000,   between   UPM-Kymmene
          Corporation and TD Asset Management Inc.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 6, 2000

                                       UPM-KYMMENE CORPORATION



                                       By: /s/ Reko Aalto-Setala
                                           ----------------------------------
                                            Name: Reko Aalto-Setala
                                            Title: General Counsel




                                       By:  /s/ Jaakko Palsanen
                                            ---------------------------------
                                            Name:  Jaakko Palsanen
                                            Title:  Vice President

The following table sets forth for the executive  officers and directors of UPM:
(i) the name of each such person; and (ii) the present principal occupation or employment of each such person. The principal business address of UPM and the current business address for each of its officers and directors is UPM-Kymmene Corporation, Etelaesplanadi 2, P.O. Box 380, FIN-00101, Helsinki, Finland.

           Executive Officers and Directors of UPM-Kymmene Corporation

                                 Present principal occupation or
Name/Position                    employment and name of employer
-------------                    -------------------------------

Tauno Matomaki                   Chairman of the Board of UPM-Kymmene
                                 Corporation

Jouko K. Leskinen                 Vice Chairman of the Board of UPM-Kymmene
                                  Corporation; President and Chief Executive
                                  Officer of Sampo Group

Carl H. Amon III                  Director of UPM-Kymmene Corporation; Partner
                                  of White & Case LLP

L.J. Jouhki                       Director of UPM-Kymmene Corporation; Managing
                                  Partner of Thom Companies

Anton Lenstra                     Director of UPM-Kymmene Corporation; Executive
                                  Vice President of Unilever N.V.

Juha Niemela                      President and Chief Executive Officer of
                                  UPM-Kymmene Corporation

Jorma Ollila                      Director of UPM-Kymmene Corporation; Chairman
                                  and Chief Executive Officer of Nokia
                                  Corporation

Gustaf Serlachius                 Director of UPM-Kymmene Corporation; Chairman
                                  of the Administrative Board and Management of the Gosta Serlachius Fine Arts Foundation

Vesa Vainio                       Director of UPM-Kymmene Corporation; Chairman
                                  of Nordic Baltic Holding

Matti Kavetvuo                    Director of UPM-Kymmene Corporation; President
                                  and CEO of Pohjola Group Insurance Corporation

Martti Ahtisaari                  Director of UPM-Kymmene Corporation; Former
                                  President of the Republic of Finland

Martin Granholm                   Executive Vice President of UPM-Kymmene
                                  Corporation

Jan-Henrik Kulp                   Chief Financial Officer of UPM-Kymmene
                                  Corporation

Heikki Sara                       Senior Vice President, Resources, of
                                  UPM-Kymmene Corporation

Kari Toikka                       Senior Vice President, Investor Relations and
                                  Administration, of UPM-Kymmene Corporation

Pentti Kallio                     President, Converting Materials, UPM-Kymmene
                                  Corporation

Ismo Lepola                       President, Magazine Papers, of UPM-Kymmene
                                  Corporation

Matti J. Lindahl                  President, Fine Papers, of UPM-Kymmene
                                  Corporation

Kari Makkonen                     President, Wood Materials, of UPM-Kymmene
                                  Corporation

                                  EXHIBIT INDEX
                                  -------------



1.   Joint  Press  Release,   dated  August  29,  2000,  issued  by  UPM-Kymmene
     Corporation and Repap Enterprises, Inc.

2.   Acquisition   Agreement   dated  August  28,  2000,   between   UPM-Kymmene
     Corporation and Repap Enterprises Inc.

3. Option Agreement dated August 28, 2000, between UPM-Kymmene Corporation and Repap Enterprises Inc.

4. Letter Agreement dated August 28, 2000, between UPM-Kymmene Corporation and the Third Avenue Trust, for the Third Avenue Value Fund Series and the Third Avenue Small Cap Value Fund Series.

5. Letter Agreement dated August 28, 2000, between UPM-Kymmene Corporation and TD Asset Management Inc.